March 23, 2012

VIA EDGAR

Heather Clark
Staff Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Item 4.01 Form 8-K Filed March 6, 2012 File No. 001-32658

Dear Ms. Clark:

We hereby submit the responses of OSL Holdings Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 15, 2012, to Mr. Eli Feder, the Chief Executive Officer of the Company, in regard to the above-referenced Item 4.01 Form 8-K (the “Original Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2012 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K.

Item 4.01 8-K

1.
We note from your disclosure that Weinberg & Company LA was hired as your new independent registered public accounting firm. However, we note no Weinberg & Company LA in the PCAOB list of registered firms. Please revise your 8-K to state whether Weinberg & Co. or Weinberg & Company, P.A. (both PCAOB registered firms) are your new accountants. To the extent neither of the above PCAOB registered firms is your new independent registered public accounting firm, please hire a PCAOB registered firm and revise your 8-K to so state.

Company Response: We have revised the Amendment to indicate that Weinberg & Company, P.A. is our new accountants.  We mistakenly used their local office name in the Original 8-K by mistake.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

OSL Holdings Inc.

By:	/s/ Eli Feder
Eli Feder Chief Executive Officer